UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 23, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
Sibanye Gold Limited
Reg. 2002/031431/06
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE
Results of the Sibanye Annual General Meeting
Westonaria, 23 May 2017: Sibanye (JSE: SGL AND NYSE: SBGL) advises shareholders that all resolutions were passed by the requisite majority at the Company's Annual General Meeting (the “AGM”) held at the Sibanye Gold Academy at 09:00 this morning. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.
The number of shares voted in person or by proxy was 734,676,918, representing 79% of Sibanye’s
930,056,784 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:
Resolution
% of
votes for
the
resolution
(1)
% of
votes
against
the
resolution
(1)
Number of
shares
voted
% of
Shares
Voted
(2)
% of
Shares
abstai
ned
(2)
Ordinary Resolution 1 –
Re-appointment of auditors
99.94% 0.06% 734,206,677 78.94% 0.05%
Ordinary Resolution 2 –
Re-election of a director: CD
Chadwick
99.63% 0.37% 731,158,328 78.61% 0.38%
Ordinary Resolution 3 –
Re-election of a director: RTL Chan
99.67% 0.33% 731,127,206 78.61% 0.38%
Ordinary Resolution 4 –
Re-election of a director: TJ Cumming
99.78% 0.22% 731,125,554 78.61% 0.38%
Ordinary Resolution 5 –
Re-election of a director: C Keyter
99.69% 0.31% 733,488,487 78.86% 0.13%

Ordinary Resolution 6 –
Election of a director: MS Moloko
98.78% 1.22% 731,108,349 78.61% 0.38%
Ordinary Resolution 7 –
Re-election of a member and Chair of
the Audit Committee: KA Rayner
99.76% 0.24% 731,125,852 78.61% 0.38%
Ordinary Resolution 8 –
Re-election of a member of the Audit
Committee: RP Menell
99.76% 0.24% 731,441,998 78.64% 0.35%
Ordinary Resolution 9 –
Re-election of a member of the Audit
Committee: NG Nika
99.75% 0.25% 731,120,096 78.61% 0.38%
Ordinary Resolution 10 –
Re-election of a member of the Audit
Committee: SC van der Merwe
99.75% 0.25% 731,115,478 78.61% 0.38%
Ordinary Resolution 11 –
Approval for the issue of authorised
but unissued ordinary shares
99.96%
3.03% 734,118,024 78.93% 0.06%
Ordinary Resolution 12 –
Issuing equity securities for cash
96.92% 3.08% 734,090,687 78.93% 0.06%
Ordinary Resolution 13 –
Approval for the Sibanye 2017 Share
Plan
91.94% 8.06% 730,186,167 78.51% 0.06%
Advisory endorsement of the
remuneration policy
96.77% 3.23% 726,731,555 78.14% 0.85%
Special Resolution 1 –
Approval for the remuneration of non-
executive directors
99.52% 0.48% 730,958,323 78.59% 0.40%
Special Resolution 2 –
Approval for the Company to grant
financial assistance in terms of sections
44 and 45 of the Act
99.22% 0.78% 730,998,432 78.60% 0.40%

Special Resolution 3 –
Approval for the acquisition of the
Company’s own shares
95.95%
4.05%
734,132,890
78.93%
0.06%
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
Sibanye Investor Relations Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
Forward-looking Statements
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the rights offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-
looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.
Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the
Rights Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.
No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.
Prospectus; No Offer or Solicitation
Sibanye has filed a registration statement (including a prospectus) and may file a prospectus supplement with the Securities and Exchange Commission (the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za. Alternatively, Sibanye, any Underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing
rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii)
investment advice in any jurisdiction relating to the securities discussed herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 23, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer